Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 17, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on November 17, 2006, copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated November 16, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

November 17, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION AND RESUMPTION OF TRADING

Proposed acquisition of 20.0000% of the registered capital

of Guangdong Development Bank Co., Ltd.

SUMMARY

The Company entered into the Share Subscription Agreement on 16 November 2006 with GDB and other Investors, whereby the Company agreed to subscribe for the China Life Subscription Shares for an aggregate subscription price equivalent to RMB5,670,588,234 (equivalent to approximately HK$5,608,225,000). The subscription price will be paid by way of a cash deposit of RMB701,026,302 (equivalent to approximately HK$693,317,000), and the balance of the subscription price will be payable in cash on the Payment Date. Closing is conditional upon the satisfaction and/or waiver of the conditions precedent and payment of the subscription price. Following completion of the Subscription, the Company will hold 20.0000% in the total registered capital of GDB (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement).

In conjunction with the Share Subscription Agreement, GDB, the Representative Shareholder, the Company and the other Investors entered into the Shareholders Agreement on 16 November 2006, which regulates the respective rights and obligations of GDB Shareholders in respect of the management and operation of GDB. The Shareholders Agreement contains certain restrictions on transfer of GDB Shares and undertakings from the Investors. The effectiveness of the Shareholders Agreement is conditional upon the Subscription taking place.

The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing further details of the Subscription will be despatched to the Shareholders as soon as practicable. Completion of the Share Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein and payment of the subscription price. Please refer to the section below headed “Share Subscription Agreement - Conditions Precedent”. As the Share Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

At the request of the Company, trading in the Shares was suspended with effect from 10:50 a.m. on 16 November 2006 pending publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 17 November 2006.

INTRODUCTION

The Company entered into the Share Subscription Agreement with GDB, the Strategic Investor and the other Investors on 16 November 2006, whereby the Company agreed to subscribe to the China Life Subscription Shares, representing 20.0000% of GDB’s total registered capital (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement). In conjunction with the Share Subscription Agreement, the Company, GDB, the Representative Shareholder and the other Investors entered into the Shareholders Agreement on 16 November 2006, which regulates the respective rights and obligations of GDB Shareholders in respect of the management and operation of GDB. The Company, the Strategic Investor and the other Investors may also enter into additional agreement(s) relating to matters in respect of the Subscription Shares. Further details regarding such agreement(s), if finalised and signed, will be disclosed in the circular to be despatched.

SHARE SUBSCRIPTION AGREEMENT

The Company entered into the Share Subscription Agreement with GDB, the Strategic Investor and the other Investors on 16 November 2006, pursuant to which GDB has conditionally agreed to issue, and the Company, the Strategic Investor and the other Investors have conditionally agreed to subscribe for the Subscription Shares, representing approximately 85.5888% of GDB’s total registered capital (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement).

China Life Subscription Shares

Under the Share Subscription Agreement, the Company, as one of the Investors, will subscribe for the China Life Subscription Shares, representing 20.0000% in the total registered capital of GDB (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement).

The Subscription Shares will upon completion of their issue be duly issued and fully paid-up, and shall rank pari passu with all other GDB Shares which have been issued.

Consideration

The total consideration for the China Life Subscription Shares will be equivalent to RMB5,670,588,234 (equivalent to approximately HK$5,608,225,000), which will be payable in cash. The consideration was determined by the parties after arm’s length negotiations, taking into account the net asset value of GDB after the Subscription, its future earning ability and its business value. The Subscription will be financed from the Company’s internal resources.

The subscription price shall be paid in the following manner:

•	No later than 5 Bank Business Days following the date of the Share Subscription Agreement, the Investors (including the Company) shall remit their respective relevant subscription ratio of the aggregate amount of the Deposit to an escrow account. The Deposit shall be held and released to GDB or returned to the relevant Investors according to the relevant subscription ratio (as the case may be) in accordance with the provisions of the Share Subscription Agreement and those in the Escrow Agreement.

Based on the subscription ratio of the Company under the Share Subscription Agreement, the amount of the Deposit payable by the Company is RMB701,026,302 (equivalent to approximately HK$693,317,000).

•	Subject to the satisfaction or waiver of the conditions precedent in the manner set out in the Share Subscription Agreement, the balance of the subscription price by the Investors shall be paid on the Payment Date, which is preliminarily scheduled for 18 December 2006 (assuming satisfaction and/or waiver of all conditions precedent) and in no event later than the Long Stop Date.

The balance of subscription price to be paid by the Company is RMB4,969,561,932 (equivalent to approximately HK$4,914,908,000).

Conditions Precedent

Conditions precedent to be satisfied by GDB

The Company’s obligation to subscribe for the China Life Subscription Shares under the Share Subscription Agreement is subject to (among others) the following conditions precedent having been satisfied (or waived) on or before the Long Stop Date and such conditions continuing to be satisfied (or remaining waived) on the Payment Date, any of which conditions (other than conditions (a) and (c) set out below) may be waived in whole or in part by the Strategic Investor:

(a)	the issuance by GDB of the Subscription Shares shall be legally permitted by all applicable laws;

(b)	certain steps of the Restructuring Plan as specified under the Share Subscription Agreement shall have been fulfilled or completed;

(c)	GDB shall have obtained from the relevant approval authorities all approvals required to enable GDB to enter into the transactions contemplated by the Share Subscription Agreement and all of the other transaction documents specified in the Share Subscription Agreement;

(d)	GDB shall have received the letter of support from the Guangdong Provincial Government in relation to its support for, inter alia, the obligations of GDB under the Share Subscription Agreement, which has been generally agreed by GDB and the Strategic Investor;

(e)	the board of directors of GDB shall have convened a shareholders meeting to be held on, and with a record date of, the Payment Date to approve, amongst others, the appointment of the candidates nominated by the Investors (including the Company) as directors of GDB; and

(f)	the Finance Tribunal of Guangdong Province shall have deposited RMB6,000,000,000 into a deposit account (to be held subject to the terms of a deposit agreement between the Finance Tribunal of Guangdong Province and GDB) and GDB shall have delivered to the Strategic Investor a duly executed copy of the deposit agreement, in each case on or prior to the Payment Date.

Conditions precedent to be satisfied by each of the Investors

GDB’s obligation to issue the China Life Subscription Shares to the Company is subject to (among others) the following conditions being satisfied (or waived), on or before the Long Stop Date, and such conditions continuing to be satisfied (or remaining waived) on the Payment Date, any of which conditions (other than Clauses (b), (c), (d) and (e)) may be waived in whole or in part by GDB:

(a)	each of the transaction documents specified in the Share Subscription Agreement to which it is a party shall have been duly executed and delivered by the relevant Investors (except the amended articles of association);

(b)	the subscription for the Subscription Shares by each Investor shall be legally permitted by all applicable laws;

(c)	where necessary, the board of directors and/or the general meetings of shareholders of each Investor or the representatives duly authorized at such general meetings shall have approved the Restructuring Plan and the transactions contemplated by the Share Subscription Agreement and the other transaction documents therein;

(d)	each of the Investors shall have obtained from the approval authorities all approvals required to enable the Investors to enter into the transactions contemplated by the Share Subscription Agreement and all of the other transaction documents therein to which it is a party; and

(e)	each of the Investors shall have deposited its relevant subscription ratio of the subscription price into the escrow account(s) on or before 30 November 2006.

In the event that any conditions precedent fails to be completed or fulfilled in any material respect by 5:00 pm (Beijing time) on the Long Stop Date (for any reason including the occurrence of an event of force majeure as set forth in the Share Subscription Agreement) and the Strategic Investor or GDB (as the case may be) does not expressly waive such conditions precedent in accordance with the relevant provisions, either such party (as applicable) may submit a written notice to the other such party to terminate the Subscription and the Share Subscription Agreement. Upon the failure of certain conditions precedent of the Investors to be satisfied (or waived), GDB may forfeit all or a portion of the Deposit paid by the Investors.

Upon satisfaction or wavier of the conditions precedent, if the subscription price is not paid to GDB on the Payment Date, GDB shall have the right to terminate the Share Subscription Agreement.

Completion of the Share Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein and payment of the subscription price. As the Share Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Closing

Closing shall take place on the date of remittance of the payments referred to in the paragraph headed “Consideration” above and subscription of the Subscription Shares in accordance with the terms and conditions of the Share Subscription Agreement, which shall be no later than the Long Stop Date.

SHAREHOLDERS AGREEMENT

GDB, the Representative Shareholder, the Company, the Strategic Investor and the other Investors entered into the Shareholders Agreement on 16 November 2006, which regulates the respective rights and obligations of GDB Shareholders in respect of the management and operation of GDB.

The Shareholders Agreement shall come into effect on the Payment Date. Under the Shareholders Agreement:

•	the Company shall not Transfer the China Life Subscription Shares at any time before the third anniversary of the Payment Date (“Lock-up Period”). However, such restriction does not apply to the Transfer by the Company of the China Life Subscription Shares to any of their wholly-owned Affiliates that satisfy the qualifications of the China Banking Regulator provided that the Company, in each case, issues a guarantee in favour of GDB on the terms and conditions agreed between the Company and GDB to guarantee the assignee’s performance of its obligations and such assignee immediately procures the transfer of the shares to the Company upon ceasing to be a wholly-owned or 100 percent Affiliate. After the expiration of the Lock-up Period, if GDB has completed a public listing, the Company may Transfer any or all of the China Life Subscription Shares provided that (i) it shall notify GDB in writing prior to the Transfer of any shares; and (ii) the Company shall, when Transferring any of its shares, take all reasonable steps to avoid the creation of a false or disorderly market;

•	The board of directors of GDB shall consist of a minimum of five and a maximum of 19 directors, and shall include three independent directors. The board of directors of GDB shall initially consist of 17 directors. The Company shall, subject to certain adjustments, be entitled to nominate three directors and one independent director. If at any time, the Company owns less than five percent of the GDB Shares, the Company shall cease to be entitled to nominate any directors to the board of GDB;

•	Each of the Company, the Strategic Investor and the other Investors undertake to exercise its voting rights in respect of its GDB Shares to approve the shareholders resolution to appoint each director candidate nominated pursuant to the Shareholders Agreement.

The Company, the Strategic Investor and the other Investors may also enter into additional agreement(s) relating to matters in respect of the Subscription Shares. Further details regarding such agreement(s), if finalised and signed, will be disclosed in the circular to be despatched.

REASONS AND BENEFIT FOR THE TRANSACTIONS

GDB is one of the leading commercial banks in South China. The Subscription is part of the overall development strategies of the Company. Through its investment in GDB, the Company strives to explore business cooperation opportunities and possible synergies between the Company and GDB in the area of bancassurance with a view to marketing and promoting products developed by the Company, as well as to further improving its investment return and create a greater value for the Shareholders.

It is currently intended that the China Life Subscription Shares will be held as long term investment. The Directors (including the independent non-executive Directors) consider that the terms of the Subscription are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

INFORMATION ON GDB

GDB is a joint stock commercial bank established in accordance with the PRC law with a registered capital of RMB3,585,658,600, divided into 3,585,658,600 issued shares with a par value of RMB1 each. GDB is implementing a capital increase and shareholding expansion, so that increased capital shall be an amount of RMB11,408,422,597 in aggregate including the number of GDB Shares of existing shareholders recalculated by reference to the Restructuring Plan of GDB. The Subscription Shares comprise part of the increased capital referred to above. The Restructuring Plan is a financial restructuring pursuant to which GDB (i) will sell part of its non-performing assets to Guangdong Finance Investment (Holding) Corporation Ltd., and (ii) proposes to issue the Subscription Shares representing approximately 85.5888% of the total registered capital of GDB.

At 30 June 2006, GDB’s net asset value was approximately RMB2,735,668,000. For the two years ended 31 December 2005, the consolidated profit before and after tax of GDB prepared in accordance with IFRS is approximately as follows:

	For the year ended 31/12/2004	For the year ended 31/12/2005
Profit before tax	RMB712,344,000	RMB454,490,000
Profit/(Loss) after tax	RMB62,755,000	(RMB150,145,000)

GENERAL

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, each of GDB, the Investors (excluding the Company) and their respective beneficial owner(s) are independent of the Company and its connected persons.

REQUIREMENTS UNDER THE LISTING RULES

The Subscription constitutes a discloseable transaction for the Company under the Listing Rules. A circular that contains further information on the Subscription will be sent to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares was suspended with effect from 10:50 a.m. on 16 November 2006 pending publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 17 November 2006.

DEFINITIONS

“Affiliate”	as applied to any Person, means any other Person from time to time directly or indirectly Controlling, Controlled by or under common Control with such Person;
“Bank Business Day”	other than Saturdays, Sundays and statutory holidays, any normal business day of banks in China, Hong Kong and, for payment purposes only, New York City;
“Board”	the board of Directors of the Company;
“China Banking Regulator”	the China Banking Regulatory Commission or its authorized branch offices;
“China Life Subscription Shares”	2,281,684,519 GDB Shares to be issued by GDB to, and subscribed for by, the Company pursuant to the Share Subscription Agreement, representing 20.0000% of the total share capital of GDB (as enlarged by the issue of the Subscription Shares);
“Closing”	full completion or performance of the transaction contemplated under the Share Subscription Agreement and all related arrangements, matters and responsibilities related to the Subscription Shares;

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on the Stock Exchange. The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies;
“connected person”	as defined in the Listing Rules;
“Control”	with respect to any Person means having the ability to direct the management and affairs of such Person, whether through the ownership of voting securities, by contract or otherwise, and such ability shall be deemed to exist when any Person holds a majority of the issued voting securities, or the economic rights and benefits, of such Person, and “Controller”, “Controlled”, “Controlling” and “Controls” shall be construed accordingly;
“Deposit”	an aggregate amount of RMB3,000,000,000 to be remitted by the Investors (including the Company) in accordance with their respective relevant subscription ratio under the Share Subscription Agreement;
“Directors”	the directors of the Company;
“Domestic Bank”	a commercial bank which is incorporated in the PRC and is not subject to regulations imposed on foreign financial institutions by the China Banking Regulator;
“Escrow Agreement”	the escrow agreement entered into between GDB, some of the Investors, and the escrow agent on 16 November 2006;
“GDB”	Guangdong Development Bank Co., Ltd.;
“GDB Shares”	the shares with a par value of RMB1.00 each in the equity capital of GDB;
“GDB Shareholders”	the shareholders of GDB from time to time; and “GDB Shareholder” means any one of them;
“Investors”	the Strategic Investor, the Company, and four other investors (each, an “Investor”);
“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Long Stop Date”	means the Bank Business Day immediately after the 45 Bank Business Day period starting on 19 December 2006;
“Payment Date”	the date on which the subscription price will be paid by the Investors pursuant to the terms of the Share Subscription Agreement;
“Person”	any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, government entity or other entity (whether or not having separate legal personality);
“PRC”	the People’s Republic of China, but for the purposes of this announcement only excludes Hong Kong, Macau Special Administrative Region and Taiwan Region;
“Representative Shareholder”	Heung Kong Group Limited Company representing certain existing shareholders of GDB prior to the capital increase and shareholding expansion contemplated by the Subscription;

“Restructuring Plan”	the restructuring plan as described in the section headed “Information of GDB” in this announcement and more particularly set out in the Share Subscription Agreement;
“RMB”	Renminbi, the lawful currency of the PRC;
“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each;
“Shareholders”	the shareholders of the Company;
“Shareholders Agreement”	the shareholders agreement dated 16 November 2006 between GDB, the Representative Shareholder, the Company, the Strategic Investor and the other Investors;
“Share Subscription Agreement”	the share subscription agreement dated 16 November 2006 between GDB and the Investors;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Strategic Investor”	Citigroup Inc., a strategic investor being a party to the Share Subscription Agreement. Citigroup Inc. is an international financial institution with total asset value as at 31 December 2005 exceeding USD1.4 trillion;
“Subscription”	subscription of China Life Subscription Shares by the Company on the terms and subject to the conditions of the Share Subscription Agreement;
“Subscription Shares”	9,764,332,000 GDB Shares to be issued by GDB to, and subscribed for by, the Investors pursuant to the Share Subscription Agreement, representing approximately 85.5888% of the total share capital of GDB (as enlarged by the issue of the Subscription Shares);
“Transfer”	(i) offer, pledge, sell, participate, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any GDB Shares or any securities convertible into or exercisable or exchangeable for GDB Shares or (ii) enter into any swap, participation or other arrangement that transfers to another, in whole or in part, any of the economic benefits or consequences of ownership of GDB Shares;
“US”	the United States of America; and
“US$ or US dollar”	the lawful currency of US.

In this announcement, unless otherwise indicated, the exchange rates of HK$1-RMB1.01112 set by PBOC for foreign exchange transaction prevailing on 16 November 2006 have been used where applicable. Such conversions are for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises of:

Executive Directors:	Yang Chao, Wu Yan, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang

Hong Kong, 16 November 2006